================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 16)*

                             _______________________

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                JANUARY 15, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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Class A Common Stock: CUSIP NO. 895927 10 1                        Page  2 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
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--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DWG ACQUISITION GROUP, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER  (See Item 5)

                                        -0-
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER  (See Item 5)
           SHARES                       6,024,662 (Class A Common Stock)
     BENEFICIALLY OWNED                 10,006,324 (Class B Common Stock)
     BY EACH REPORTING          ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER  (See Item 5)
            WITH
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                        6,024,662 (Class A Common Stock)
                                        10,006,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                  6,024,662 (Class A Common Stock)
                  10,006,324 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  30.5% (Class A Common Stock)
                  25.3% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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Class A Common Stock: CUSIP NO. 895927 10 1                        Page  3 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NELSON PELTZ
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER  (See Item 5)
                                        3,567,506 (Class A Common Stock)
                                        7,135,012 (Class B Common Stock)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER  (See Item 5)
           SHARES                       6,024,662 (Class A Common Stock)
     BENEFICIALLY OWNED                 10,006,324 (Class B Common Stock)
     BY EACH REPORTING          ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER  (See Item 5)
            WITH                        3,567,506 (Class A Common Stock)
                                        7,135,012 (Class B Common Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                        6,024,662 (Class A Common Stock)
                                        10,006,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                  9,592,168 (Class A Common Stock)
                  17,141,336 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.9% (Class A Common Stock)
                  37.5% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

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Class A Common Stock: CUSIP NO. 895927 10 1                        Page  4 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PETER W. MAY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER  (See Item 5)
                                        2,269,148 (Class A Common Stock)
                                        4,538,296 (Class B Common Stock)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER  (See Item 5)
           SHARES                       6,024,662 (Class A Common Stock)
     BENEFICIALLY OWNED                 10,006,324 (Class B Common Stock)
     BY EACH REPORTING          ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER  (See Item 5)
            WITH                        2,269,148 (Class A Common Stock)
                                        4,538,296 (Class B Common Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER (See Item 5)
                                        6,024,662 (Class A Common Stock)
                                        10,006,324 (Class B Common Stock)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)
                  8,293,810 (Class A Common Stock)
                  14,544,620 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  38.2% (Class A Common Stock)
                  33.5% (Class B Common Stock)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

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Class A Common Stock: CUSIP NO. 895927 10 1                        Page  5 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
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                        AMENDMENT NO. 16 TO SCHEDULE 13D


                  This Amendment No. 16 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003 and as amended by Amendment No. 15 dated December 4, 2003 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14 and 15, all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.

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Class A Common Stock: CUSIP NO. 895927 10 1                        Page  6 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


                  Item 3 of the Statement is amended by adding the following:

                           On January 15, 2004, the Purchaser exchanged 681,000 shares of Class B Common Stock and made a cash payment in the aggregate amount of $408,600 in consideration for 681,000 shares of Class A Common Stock in a negotiated transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Part (a) through (c) of Item 5 is amended by deleting the first two paragraphs thereof and replacing them with the following:

                           (a) through (c). As a result of the Acquisition and giving effect to the transactions described below, the Purchaser beneficially owns 6,024,662 shares of Common Stock.

                           By virtue of their positions as general partners of the Purchaser, Messrs. Peltz and May may be deemed to own beneficially the 6,024,662 shares of Common Stock owned of record by the Purchaser. In such capacity, Messrs. Peltz and May may be deemed to share voting and dispositive power with the Purchaser and with each other with respect to such shares of Common Stock.


                  Part (a) through (c) of Item 5 is amended by deleting the thirteenth through twentieth paragraphs thereof and replacing them with the following:

                           In addition to the foregoing, Messrs. Peltz and May beneficially own 3,133,333 and 1,966,666 shares of Class A Common Stock, respectively, representing stock options that may be exercised within 60 days of the date of this Statement.

                           The Purchaser, Mr. Peltz and Mr. May may be deemed to beneficially own an aggregate of 6,024,662, 9,592,168 and 8,293,810 shares of Class A Common Stock, respectively, representing approximately 30.5%, 41.9% and 38.2% of the outstanding shares of Class A Common Stock, respectively.

                           The Purchaser is the direct owner of an aggregate of 10,006,324 shares of Class B Common Stock; Mr. Peltz is the direct owner of an aggregate of 820,846 shares of Class B Common Stock; and Mr. May is the direct owner of an aggregate of 604,964 shares of Class B Common Stock.

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Class A Common Stock: CUSIP NO. 895927 10 1                        Page  7 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
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                           The Purchaser beneficially owns 10,006,324 shares of
         Class B Common Stock, representing approximately 25.3% of the outstanding shares of Class B Common Stock.

                           By virtue of their positions as general partners of the Purchaser, Messrs. Peltz and May may be deemed to own beneficially the 10,006,324 shares of Class B Common Stock owned of record by the Purchaser. In such capacity, Messrs. Peltz and May may be deemed to share voting and dispositive power with the Purchaser and with each other with respect to such shares of Class B Common Stock.

                           In addition to the foregoing, Mr. Peltz beneficially owns and has the sole power to vote and dispose of 868,346 shares of Class B Common Stock and beneficially owns 6,266,666 shares of Class B Common Stock representing options that may be exercised within 60 days of the date of this Statement, and Mr. May beneficially owns and has the sole power to vote and dispose of 604,964 shares of Class B Common Stock and beneficially owns 3,933,332 shares of Class B Common Stock representing options that may be exercised within 60 days of the date of this Statement.

                           The Peltz L.P. is the beneficial owner of 47,500 shares of Class B Common Stock. By virtue of his position as general partner of the Peltz L.P., Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz L.P. Mr. Peltz disclaims beneficial ownership of such shares.

                           As a result, Messrs. Peltz and May may be deemed to beneficially own an aggregate of 17,141,336 and 14,544,620 shares of Class B Common

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Class A Common Stock: CUSIP NO. 895927 10 1                        Page  8 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
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         Stock, respectively, representing approximately 37.5% and 33.5%, respectively, of the outstanding shares of Class B Common Stock.

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Class A Common Stock: CUSIP NO. 895927 10 1                        Page  9 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
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                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 16, 2004




                                        DWG ACQUISITION GROUP, L.P.

                                        By: /s/ Nelson Peltz
                                            --------------------------
                                            Name:  Nelson Peltz
                                            Title: General Partner


                                        By: /s/ Peter W. May
                                            --------------------------
                                            Name:  Peter W. May
                                            Title: General Partner



                                  /s/ Nelson Peltz
                                  ------------------------------------
                                  Nelson Peltz


                                  /s/ Peter W. May
                                  ------------------------------------
                                  Peter W. May

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Class A Common Stock: CUSIP NO. 895927 10 1                       Page  10 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
-------------------------------------------             ------------------------



                                              EXHIBIT INDEX
                                              -------------



    EXHIBIT                                    DESCRIPTION                                         PAGE NO.
    -------                                    -----------                                         --------

       1         Stock Purchase Agreement dated as of October 1, 1992 by and between the   Filed with Original
                 Purchaser, Posner, Posner Trust and Security Management.                  Statement

       2         Exchange Agreement dated as of October 12, 1992 between the Company and   Filed with Original
                 Security Management.                                                      Statement

       3         Agreement dated as of October 1, 1992 between the Company and the         Filed with Original
                 Purchaser.                                                                Statement

       4         Agreement of Limited Partnership of the Purchaser dated as of             Filed with Original
                 September 25, 1992.                                                       Statement

       5         Joint Filing Agreement of the Purchaser, Peltz and May.                   Filed with Amendment
                                                                                           No. 14

       6         Memorandum of Understanding, dated January 21, 1993, by and between the   Filed with Amendment
                 Purchaser and William A. Ehrman, individually and derivatively on         No. 2
                 behalf of SEPSCO.

       7         Letter dated January 25, 1993 from Steven Posner to the                   Filed with Amendment
                 Purchaser  (including proposed terms and                                  No. 2
                 conditions of Consulting Agreement to be entered into
                 between the Company and Steven Posner).

       8         Undertaking and Agreement, dated February 9, 1993, executed by the        Filed with Amendment
                 Purchaser.                                                                No. 3

       9         Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited        Filed with Amendment
                 Partnership of the Purchaser.                                             No. 4

      10         Citibank Loan Documents (Exhibits and Schedule omitted).                  Filed with Amendment
                                                                                           No. 4

      11         Republic Loan Documents (Exhibits and Schedules omitted).                 Filed with Amendment
                                                                                           No. 4

      12         Pledge and Security Agreement, dated as of April 5, 1993, between the     Filed with Amendment
                 Purchaser and Citibank.                                                   No. 5

      13         Custodial Loan Documents.                                                 Filed with Amendment
                                                                                           No. 5

      14         Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon    Filed with Amendment
                 Kalvaria.                                                                 No. 6

      15         Amended and Restated Pledge and Security Agreement, dated as of           Filed with Amendment
                 July 25, 1994 between the Purchaser and Citibank.                         No. 6

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Class A Common Stock: CUSIP NO. 895927 10 1                       Page  11 of 11
Class B Common Stock: CUSIP NO. 895927 30 9
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      16         Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited     Filed with Amendment
                 Partnership of the Purchaser.                                             No. 7

      17         Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited         Filed with Amendment
                 Partnership of the Purchaser.                                             No. 7

      18         Amendment No. 4 dated a January 1, 1995 to Agreement of Limited           Filed with Amendment
                 Partnership of the Purchaser.                                             No. 7

      19         Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited       Filed with Amendment
                 Partnership of the Purchaser.                                             No. 7

      20         BOA Loan documents (Exhibits and Schedules omitted).                      Filed with Amendment
                                                                                           No. 7

      21         Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W.    Filed with Amendment
                 May to the Company.                                                       No. 8

      22         Press release, issued by the Company, dated October 12, 1998.             Filed with Amendment
                                                                                           No. 8

      23         Letter, dated October 12, 1998, from the Company to Messrs. Nelson        Filed with Amendment
                 Peltz and Peter W. May.                                                   No. 8

      24         Press release issued by the Company, dated March 10, 1999.                Filed with Amendment
                                                                                           No. 9

      25         Amended and Restated Agreement of Limited Partnership of the Purchaser,   Filed with Amendment
                 amended and restated as of November 11, 2002.                             No. 11

      26         Pledge Agreement dated April 2, 2001, made by Peltz Family Limited        Filed with Amendment
                 Partnership, in favor of Bank of America, N.A.                            No. 13

      27         Pledge and Security Agreement dated April 2, 2003, made by Peter W.       Filed with Amendment
                 May, in favor of Bank of America, N.A. (Schedule II omitted).             No. 13
